

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 17, 2015

Mr. Cory J. Sindelar
Chief Financial Officer
Violin Memory, Inc.
4555 Great America Parkway
Santa Clara, California 95054

>   **Re: Violin Memory, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 31, 2015**
>   **Filed April 8, 2015**
>   **File No. 001-36069**

Dear Mr. Sindelar:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 66

1.   We note that your convertible senior notes bear interest semi-annually at a rate of 4.25% per year. Please tell us what consideration was given to including the interest payment obligation related to these notes in your table of contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.

Exhibit 31.1 and 31.2

2.   We note that your Form 10-K contains management´s internal control report as required by Item 308(a) of Regulation S-K. Your Section 302 certifications should include the introductory language in paragraph 4 that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting and should also

include paragraph 4(b), which refers to the design of your internal reporting. Please file an amendment to the Form 10-K to include certifications that conform exactly to the language outlined in Item 601(b)(31)(i) of Regulation S-K. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Please also apply this comment to each of your subsequently filed Forms 10-Q. Please refer to the guidance in Section 246.13 of our Compliance and Disclosure Interpretation related to Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3499, or Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Shungo Goto, VP & Controller
    Gary Lloyd, General Counsel & Secretary